# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Horizon Quantum Holdings Ltd., CIK 0002088256
CUSIP: Y4000A102
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: 29 Media Cir. #05-22, Singapore, Singapore (U0), 138565
Date of event which requires filing of this statement: 06/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001487118

## Reporting persons
- ICS Opportunities, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 17,500; sole dispositive power 0; shared dispositive power 17,500; aggregate amount beneficially owned 17,500 (0.1% of the class)
- Millennium Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,632; sole dispositive power 0; shared dispositive power 20,632; aggregate amount beneficially owned 20,632 (0.1% of the class)
- Millennium Group Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,632; sole dispositive power 0; shared dispositive power 20,632; aggregate amount beneficially owned 20,632 (0.1% of the class)
- Israel A. Englander: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 20,632; sole dispositive power 0; shared dispositive power 20,632; aggregate amount beneficially owned 20,632 (0.1% of the class)

## Item 1. Issuer
Name of issuer: Horizon Quantum Holdings Ltd.
Address of issuer's principal executive offices: 29 Media Cir. #05-22, Singapore, 138565

## Item 2. Person Filing
Name of person filing:
ICS Opportunities, Ltd.

Millennium Management LLC

Millennium Group Management LLC

Israel A. Englander
Address of principal business office or, if none, residence:
ICS Opportunities, Ltd.
c/o Millennium Management LLC
399 Park Avenue
New York, New York 10022

Millennium Management LLC
399 Park Avenue
New York, New York 10022

Millennium Group Management LLC
399 Park Avenue
New York, New York 10022

Israel A. Englander
c/o Millennium Management LLC
399 Park Avenue
New York, New York 10022
Citizenship:
ICS Opportunities, Ltd. - Cayman Islands

Millennium Management LLC - Delaware

Millennium Group Management LLC - Delaware

Israel A. Englander - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on each cover page.

After acquiring beneficial ownership of more than 5% of the outstanding Class A Ordinary Shares on June 17, 2026, the reporting persons ceased to be beneficial owners of more than 5% of the outstanding Class A Ordinary Shares by the date of this filing.
Percent of class:
See response to Item 11 on each cover page.

For each reporting person, the percent of the class reported herein as beneficially owned by such reporting person gives effect to shares deemed to be outstanding as provided in Rule 13d-3(d)(1)(i), if any, presuming that all those warrants to purchase shares of the class reported herein that are held or otherwise controlled by any reporting person are exercisable within sixty days of the date hereof.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on each cover page.

The securities disclosed herein as potentially beneficially owned by Millennium Management LLC, Millennium Group Management LLC and Mr. Englander are held by entities subject to voting control and investment discretion by Millennium Management LLC and/or other investment managers that may be controlled by Millennium Group Management LLC (the managing member of Millennium Management LLC) and Mr. Englander (the sole voting trustee of the managing member of Millennium Group Management LLC). The foregoing should not be construed in and of itself as an admission by Millennium Management LLC, Millennium Group Management LLC or Mr. Englander as to beneficial ownership of the securities held by such entities.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit I

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit I: Joint Filing Agreement, dated as of June 24, 2026, by and among ICS Opportunities, Ltd., Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander.

## Signatures
- ICS Opportunities, Ltd.: /s/ Gil Raviv, Gil Raviv, Global General Counsel (06/24/2026)
- Millennium Management LLC: /s/ Gil Raviv, Gil Raviv, Global General Counsel (06/24/2026)
- Millennium Group Management LLC: /s/ Gil Raviv, Gil Raviv, Global General Counsel (06/24/2026)
- Israel A. Englander: /s/ Israel A. Englander, Israel A. Englander (06/24/2026)
Comment: ** ICS OPPORTUNITIES, LTD.
By: Millennium Management LLC, its Investment Manager